

Mail Stop 3030

March 11, 2009

Via U.S. Mail and Facsimile 574.372.1790

Mr. Kevin Sierks
Vice President, Corporate Controller
Biomet, Inc.
56 East Bell Drive
Warsaw, Indiana 46582

> **Re: Biomet, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2008**
> **Filed August 28, 2008**
> **Forms 10-Q for the Quarterly Periods Ended August 31, 2008 and**
> **   November 30, 2008**
> **File No. 001-15601**

Dear Mr. Florin:

    We have reviewed your response dated March 6, 2009 and have the following comments. Where indicated, we think you should revise your Forms 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 56

1.   We note your response to prior comment 1, where you say that to date you have paid an aggregate amount of $82 million to distributors. You also state that you expensed the amounts since you did not receive any material benefit in addition to that which you were already legally entitled, except for an extension of the distributor agreement contract terms. Please tell us how you considered the extension of the terms of the distributor agreements in your accounting for the $82 million paid as a current period expense.

Forms 10-Q for the Quarterly Periods Ended August 31, 2008 and November 30, 2008

Item 4T. Controls and Procedures

2.   We note your response to prior comment 10. However, Item 307 of Regulation S-K requires a clear and definite statement disclosing the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the Form 10-Q or Form 10-K in each report. As a result, please amend each of the Forms 10-Q for the quarterly periods ended August 31, 2008 and November 30, 2008 to comply.

        As appropriate, please amend your Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant